UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to

Commission file number

        A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan

        B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mid-State Bank
1026 Grand Avenue
Arroyo Grande, California 93420

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-STATE BANK PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

By:	/s/ JAMES G. STATHOS James G. Stathos, Member of Retirement Committee of the MID-STATE BANK PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

Dated: June 27, 2001

MID-STATE BANK
Profit Sharing and Salary Deferral 401(k) Plan

December 31, 2000 and 1999

Index

Report of Independent Public Accountants
Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000
Notes to Financial Statements
Supplemental Schedule:
Schedule I: Form 5500—Schedule H—Line 4i—Schedule of Assets Held as of December 31, 2000

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee of the
Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the MID-STATE BANK PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Los Angeles, California
May 23, 2001

MID-STATE BANK
Profit Sharing and Salary Deferral 401(k) Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

	2000	1999
Assets:
Investments, at fair value	$35,223,695	$36,707,642
Receivables:
Participant contributions	42,850	—
Employer contributions	1,683,312	—
Dividends	12,243	—

Total receivables	1,738,405	36,707,642

Total assets	36,962,100	36,707,642

Liabilities:
Excess employee contributions	11,927	—

Total liabilities	11,927	—

Net Assets Available for Plan Benefits	$36,950,173	$36,707,642

The accompanying notes are an integral part of these financial statements.

MID-STATE BANK
Profit Sharing and Salary Deferral 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

Net Assets Available for Plan Benefits, beginning of year	$36,707,642
Additions:
Investment income:
Interest and dividends	630,660

Total investment income	630,660

Contributions:
Employer contributions	2,192,745
Participant contributions	1,654,334

Total contributions	3,847,079

Total additions	4,477,739

Deductions:
Benefits paid to participants	3,973,004
Net depreciation in fair value of investments	252,646
Transactional expenses	9,558

Total deductions	4,235,208

Net increase	242,531

Net Assets Available for Plan Benefits, end of year	$36,950,173

The accompanying notes are an integral part of this financial statement.

MID-STATE BANK
Profit Sharing and Salary Deferral 401(k) Plan

Notes to Financial Statements
December 31, 2000 and 1999

1.
Description of the Plan

The following summary description of the Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and related amendments for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution plan covering substantially all employees of Mid-State Bank (the Bank or Mid-State). Participants become eligible on the first day of the month following completion of ninety days of service. The Bank is both the sponsor and administrator of the Plan. The trustee of the Plan is the CG Trust Company (the Trustee). Prior to November 1, 1999, the trustee of the Plan was Franklin Templeton Institutional Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

  Effective November 17, 1999, the Bank entered into an Agreement to Merge and Plan of Reorganization (the Agreement) with City Commerce Bank. In connection with this transaction, the assets of City Commerce Bank 401(k) Thrift Profit Sharing Plan were transferred into the Plan. The aggregate balance of accounts transferred was $1,108,662.

  Contributions

  Participants may defer up to 15 percent of their pre-tax compensation through payroll deductions, subject to certain income related restrictions. The Bank made a discretionary matching contribution per pay period to all participants who made contributions to the Plan beginning November 1, 1999. Prior to this date, the Bank made a disretionary matching contribution annually to all participants who were actively employed on the last day of the Plan year. In 2000 and 1999, this contribution was equal to 6 percent of eligible compensation. For the years ended December 31, 2000 and 1999, the matching contribution was $519,281 and $415,987, respectively. For each non-highly compensated participant, the Bank may also contribute a profit sharing allocation to the Plan. This contribution is determined annually by the Bank's Board of Directors. The Board of Directors of the Bank elected to make a profit sharing allocation to the Plan of $1,673,464 for 2000 and $1,334,039 for 1999. The Bank's profit-sharing contribution, together with its salary deferral matching contribution and any additional contributions in each plan year, may not exceed 15 percent of the compensation of all Plan participants. Total contributions in any Plan year are subject to the applicable annual additions limitations under the Internal Revenue Code (IRC). For the Plan year ended December 31, 2000, excess employer and employee contributions totaled $4,471 and $11,927, respectively. Excess employer contributions were transferred to the forfeitures account subsequent to December 31, 2000 and will be used to reduce future employer contributions. Excess employee contributions were payable to the appropriate participants subsequent to December 31, 2000.

  Participant Accounts

  Each participant's account is credited with the participant's voluntary contribution and an allocation of (a) the Bank's contributions; (b) amounts previously forfeited for reinstated employees; (c) investment income; and (d) investment appreciation or depreciation. Participants who make distributions from their accounts or invest in the Bank's stock are charged a transaction fee. The Bank's profit sharing contribution was allocated to each participant's account in the proportion that each participant's annual compensation bears to the total compensation for all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are fully vested in any voluntary contributions and income thereon. Participants vest in Bank contributions and the related income earned as follows:

Year(s) of Service	Percentage Vested
1	20%
2	40%
3	60%
4	80%
5	100%

  Notwithstanding the above, if a participant (1) attains the age of 59 1/2, (2) dies or (3) terminates employment by reason of disability while employed, the Bank's contribution and forfeitures allocated to such participant becomes 100 percent vested without regard to years of service.

  Payment of Benefits

  Upon termination of employment, attaining the age of 59 1/2, death or disability, participants may elect to receive benefits in the form of a single lump-sum amount equal to the value of their vested interest in their account or equal installments over a period of not more than the life expectancy determined at the time of distribution. The Plan also provides for hardship withdrawals from a participant's vested interest in their account for immediate and heavy financial needs, subject to certain limitations. Payments are valued as of the last valuation date on or before termination and are recorded when paid.

  Participant Loans

  The Plan permits participants to borrow against their vested account balances. Participants can borrow the lesser of 50 percent of their vested account balance or $50,000 reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans. The interest rate on participant loans is the prime rate at inception of the loan plus one percent. Loans outstanding as of December 31, 2000 and 1999 had an interest rate of 6.00 percent to 10.50 percent and 5.95 percent to 10.50 percent, respectively, and mature between 2001 and 2014 and 2000 and 2013, respectively.

  Forfeitures

  Forfeitures attributable to the Bank's matching contributions are used to reduce the Bank's contribution for the Plan year in which the forfeitures occur.

  Forfeitures attributable to the Bank's discretionary contributions are added to the Bank's discretionary contribution for the Plan year in which such forfeitures occur and allocated among the participants' accounts in the same manner as the Bank's discretionary contributions.

  For the years ended December 31, 2000 and 1999, employer contributions were reduced by $9,081 and $16,392, respectively. Unallocated forfeitures at December 31, 2000 and 1999 totaled $77,631 and $41,889, respectively.

  Administrative Expenses

  All expenses incurred in the administration of the Plan, including legal and accounting fees, are paid directly by the Bank. During the 2000 Plan year, the administrative expenses paid by the Bank totaled $13,779. Participants paid transactional expenses that amounted to $9,558 for the year ended December 31, 2000.

2.
Summary of Significant Accounting Policies

  Basis of Presentation

  The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States (GAAP) and thus are based on the accrual method of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in mutual funds. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

  The Plan invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S companies.

  Investment Valuation and Income Recognition

  The Plan's investments are stated at fair value. The pooled separate accounts are based on quoted market prices, which represents the net asset value of shares held by the Plan at year-end. One of the Plan's investments is a non-benefit-responsive investment contract valued at fair value (see Note 4). It is management's belief that fair value approximates contract value. Participants loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income and appreciation or depreciation is allocated daily to each participant's account in proportion to the ratio of the account balance to all account balances.

3.
Investments

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,
	2000	1999
Common Trust, Pooled Separate Accounts:
CIGNA Charter Guaranteed Income Fund (see Note 4)	$7,869,184	$9,418,076
CIGNA Charter Balance Fund I	3,739,613	4,968,102
Fidelity Advisor Equity Income Account	3,459,084	4,186,383
Invesco Dynamics Account	4,770,114	5,021,632
CIGNA Charter Small Company Stock—Value I Fund	4,087,836	4,103,838
CIGNA Charter Foreign Stock II Fund	1,666,043	2,254,648
Mid-State Bancshares	2,433,591	2,231,231
Participant Loans	1,996,287	2,126,845

During the Plan year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $252,646 as follows:

Common Trust, Pooled Separate Accounts	$(463,616)
Common Stock (Mid-State Bancshares)	210,970

$(252,646)

4.
Investment Contract with Insurance Company

In 1999, the Plan entered into an investment contract with the Trustee. The contract allows the Plan to offer an investment option, CIGNA Charter Guaranteed Income Fund (GIF), with a guaranteed rate of return. Once invested in this fund, the Participant may be limited under certain circumstances to transfer or withdraw funds from the investment. In accordance with the provisions of SOP 94-4, the GIF was determined not to be fully benefit-responsive by the plan administrator; accordingly, it is stated at fair value, which approximates contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for the years ended December 31, 2000 and 1999, was approximately 5.2 and 5.1 percent, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed semi-annually for resetting.

5.
Tax-Exempt Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.
Party-in-Interest Transactions

The Trustee and the Bank are parties-in-interest as defined by ERISA. The Trustee invests Plan assets in its collective investment funds and the Bank's Common Stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor's Rules and Regulations and are exempt under Section 408(b)(8) of the IRC.

7.
Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to amend the Plan, discontinue its contributions completely, or terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of the Bank's contributions or termination of the Plan, participants will become 100 percent vested in their accounts.

Schedule I

MID-STATE BANK
Profit Sharing and Salary Deferral 401(k) Plan

EIN No. 95-2135438 Plan No. 001
Form 5500—Schedule H—Line 4i—Schedule of Assets Held as of December 31, 2000

Identity of issuer, borrower or similar party	Description of Investment	Current Value

	Common Trust, Pooled Separate Accounts:
* Connecticut General Life Insurance	CIGNA Charter Guaranteed Income Fund	$7,869,184
* Connecticut General Life Insurance	CIGNA Charter Balance Fund I	3,739,613
* Connecticut General Life Insurance	Fidelity Advisor Equity Income Account	3,459,084
* Connecticut General Life Insurance	Fidelity Advisor Growth Opportunities Account	562,042
* Connecticut General Life Insurance	CIGNA Charter Small Company Stock—Growth Fund	1,028,288
* Connecticut General Life Insurance	Invesco Dynamics Account	4,770,114
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock—Growth Fund	888,855
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock Index Fund	1,527,689
* Connecticut General Life Insurance	CIGNA Charter Small Company Stock—Value I Fund	4,087,836
* Connecticut General Life Insurance	CIGNA Charter Foreign Stock II Fund	1,666,043
* Connecticut General Life Insurance	Janus Aspen Series Worldwide Growth Account	1,195,069

		30,793,817

	Common Stock:
* National Financial Services	Mid-State Bancshares	2,433,591

	Participant Loans Allocated to:
* Participant Loans	Interest rates ranging from 6.00 percent to 10.50 percent with maturities from 2001 to 2014.	1,996,287

	Total assets held	$35,223,695

* Represents a party-in-interest

Exhibit Index

Exhibit No.	Exhibit	Page
1	Consent of Independent Public Accountants	7